# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: National Healthcare Properties, Inc., CIK 0001561032
CUSIP: 42226B501
Title of class of securities: National Healthcare Properties Inc
Address of issuer's principal executive offices: 540 MADISON AVE, 27TH FLOOR, NEW YORK, New York (NY), 10022
Date of event which requires filing of this statement: 04/22/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001085601

## Reporting persons
- LASALLE INVESTMENT MANAGEMENT SECURITIES LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Maryland (MD); sole voting power 1,521,523; shared voting power 0; sole dispositive power 3,351,644; shared dispositive power 0; aggregate amount beneficially owned 3,351,644 (7.6% of the class)

## Item 1. Issuer
Name of issuer: National Healthcare Properties, Inc.
Address of issuer's principal executive offices: 540 MADISON AVE, 27TH FLOOR, NEW YORK, NEW YORK, 10022

## Item 2. Person Filing
Name of person filing: LaSalle Investment Management Securities LLC
Address of principal business office or, if none, residence: 650 S. Exeter Street, Suite 800, Baltimore, MD 21202
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 3351644
Percent of class: 7.57
Sole power to vote or to direct the vote: 1521523
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 3351644
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
The securities reported on this Schedule are beneficially owned by one or more discretionary accounts managed by LaSalle Investment Management Securities, LLC. No single account managed has an interest in more than five percent of the class of securities.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- LASALLE INVESTMENT MANAGEMENT SECURITIES LLC: Joselyn Garcia, Senior Compliance Associate (08/13/2026)